CF Finance Acquisition Corp. III

110 East 59th Street

New York, NY 10022

VIA EDGAR

November 9, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	CF Finance Acquisition Corp. III
Amendment No. 1 to Registration Statement on Form S-1
Filed October 21, 2020
File No. 333-249367

Dear Ms. Barberena-Meissner:

CF Finance Acquisition Corp. III. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 28, 2020, regarding Amendment No. 1 to the Registration Statement on Form S-1 of the Corporation (the “Registration Statement”) submitted to the Commission on October 21, 2020. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Our warrant agreement will designate the courts of the State of New York or the United States

District Court for the Southern District..., page 57

1.	We note that your disclosure regarding the exclusive forum provision in your warrant agreement does not appear to be consistent with the form of warrant agreement filed as Exhibit 4.4 with respect to the courts selected as exclusive forum, and the courts identified with respect to the consent to jurisdiction. Please revise your prospectus disclosure or your form of warrant agreement to address this discrepancy.

In response to the Staff’s comment, we have revised the Registration Statement so that the disclosure therein with respect to the courts selected as exclusive forum and the courts identified with respect to the consent to jurisdiction is consistent with the form of warrant agreement previously filed as Exhibit 4.4 to the Registration Statement. The revised disclosure can be found on pages 63 and 143 of the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Howard W. Lutnick
Howard W. Lutnick
Chairman and Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP